UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-8089

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Danaher Corporation & Subsidiaries Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Danaher Corporation
2200 Pennsylvania Avenue, N.W., Suite 800W
Washington, D.C. 20037-1701
202-828-0850

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012 AND 2011
AND FOR THE YEAR ENDED DECEMBER 31, 2012,
SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2012
AND FOR THE YEAR ENDED DECEMBER 31, 2012, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
INDEX
FORM 11-K

Report of Independent Registered Public Accounting Firm
Plan Administrator
Danaher Corporation & Subsidiaries Savings Plan
We have audited the accompanying statements of net assets available for benefits of Danaher Corporation & Subsidiaries Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Danaher Corporation & Subsidiaries Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2012 and delinquent participant contributions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
McLean, VA
June 24, 2013

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011
($ in millions)

	2012	2011
ASSETS
Investments, at fair value	$2,549.5	$2,238.2
Receivables:
Participant contributions	—	0.2
Employer contributions	4.6	4.7
Notes receivable from participants	34.8	33.8
Pending trades	1.6	—
Total receivables	41.0	38.7
Total assets	2,590.5	2,276.9
LIABILITIES
Administrative expenses payable	—	0.1
Total liabilities	—	0.1
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	2,590.5	2,276.8
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(8.1)	(7.7)
NET ASSETS AVAILABLE FOR BENEFITS	$2,582.4	$2,269.1
See the accompanying notes to the financial statements.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012
($ in millions)

ADDITIONS
Contributions:
Participant	$115.2
Rollovers	19.0
Employer	80.9
Total contributions	215.1
Interest and dividend income	74.7
Net realized and unrealized appreciation in fair value of investments	205.9
Total additions	495.7
DEDUCTIONS
Benefit payments	229.6
Administrative expenses	0.4
Total deductions	230.0
NET INCREASE PRIOR TO PLAN TRANSFERS	265.7
NET TRANSFERS INTO PLAN	47.6
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	313.3
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,269.1
End of year	$2,582.4
See the accompanying notes to the financial statements.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

NOTE 1. DESCRIPTION OF THE PLAN
General
The Danaher Corporation & Subsidiaries Savings Plan (the "Plan") is a defined contribution plan established for eligible full-time and part-time non-union employees of Danaher Corporation & subsidiaries (the "Company"), effective November 30, 2002. Danaher Corporation is the plan sponsor (the "Plan Sponsor"). Prior to November 30, 2002, these employees participated in the Danaher Corporation & Subsidiaries Retirement and Savings Plan. Plan participants should refer to the formal legal documents of the Plan and the Summary Plan Description for a more complete description of the Plan’s provisions and a full explanation of all limitations, adjustments and special cases in the Plan. Significant provisions related to contributions, benefit payments, and investments are provided below. The Plan is administered through the trustee and record-keeper, Fidelity Management Trust Company ("Fidelity" or the "Plan Administrator").
On December 31, 2012, the X-Rite, Incorporated Retirement Savings Plan merged into the Plan.
On November 30, 2012, the Chemtreat, Inc. Employee Stock Ownership Plan merged into the Plan.
The merger of these plans during 2012 resulted in assets transferred in of $47.6 million.
On December 30, 2011, the Esko-Graphics, Inc. 401(k) Retirement Plan merged into the Plan.
On October 3, 2011, the Keithley Instruments, Inc. Retirement and Savings Trust and Plan merged into the Plan.
On August 15, 2011, the ESG 401(k) Plan for Employees of Adcon International, Inc. merged into the Plan.
On January 3, 2011, the Genetix USA Inc. 401(k) Plan and the Instrumentarium Dental Inc. Safe Harbor 401(k) Plan merged into the Plan.
The merger of these plans during 2011 resulted in assets transferred in of $76.8 million.
These plan mergers occurred subsequent to and as a result of Danaher Corporation’s acquisition of the above mentioned companies.
Effective December 30, 2011, assets related to a certain group of employees were transferred to the Beckman Coulter Puerto Rico, Inc. Savings Plan. This was done so that Puerto Rican participants would have favorable tax treatment on their future distributions from the plan. The transfer of these assets reduced Plan assets by $1.0 million.
Effective July 12, 2013, the Beckman Coulter, Inc. Savings Plan; the Beckman Coulter, Inc. Retirement Account Plan I and the Beckman Coulter, Inc. Retirement Account Plan II will merge into the Plan.  This is will result in an increase in net assets of approximately $1.3 billion.
Contributions
Eligible employees may contribute up to 75% of their compensation (subject to annual maximums). Employees are eligible for Company contributions upon completion of one year of service. Employee contributions and the earnings or losses thereon are fully vested at all times.
Effective January 1, 2011, the Company’s matching contributions are considered “safe harbor” The percentage for the safe harbor matching contributions has been established in the Plan document. The Company matching contribution is 100% of the first 3% of eligible compensation contributed by the participant plus 50% of the next 2% of eligible compensation contributed. Effective January 1, 2011, employees are immediately 100% vested in all safe harbor contributions.
The percentage for the Company’s retirement contributions are determined at the discretion of the Plan Sponsor. The discretionary retirement contribution can range from 0% to 2% of eligible compensation. For the year ended December 31, 2012, the retirement contribution was 2% of eligible compensation. The portion of the retirement contribution that is calculated on eligible compensation above the Social Security wage base in effect at the beginning of the Plan year, is calculated and deposited into eligible employee accounts subsequent to the Plan year end. Employees become fully vested with respect to the retirement contribution and any other employer contributions made prior to January 1, 2011 upon completion of three years of service, attainment of age sixty-five, death or complete disability.

Benefit Payments
A participant who attains normal retirement age shall be entitled to payment of the balance in his or her account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions upon April 1 of the calendar year following the later of the date his or her employment terminates or the calendar year in which he or she reaches the age of seventy and a half.
Upon total and permanent disability, a participant shall be entitled to payment of the balance in his or her account within a reasonable period of time after termination of employment.
The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.
Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of his or her vested account balance.
The Plan Administrator may permit a participant to make a withdrawal from his or her account in the event of a hardship. A hardship withdrawal shall not exceed the amount required to meet the immediate financial need created by the hardship. Participants may also make in-service withdrawals generally from contributions transferred or rolled over into the Plan from other plans.
Notes Receivable from Participants
A participant may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000. Participants will not be entitled to receive a loan more frequently than annually. The Plan Administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Current procedures require that all loans must be paid back within sixty months. The Plan Administrator may require loan payments to be made through payroll deductions.
Participant Accounts
Each participant account is credited with the participant’s contributions, employer safe harbor contributions, employer retirement contributions, and an allocation of Plan earnings or losses, and is charged with an administrative expense fee. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Plan Sponsor.
Forfeited Accounts
As of December 31, 2012 and 2011, forfeited non-vested accounts totaled $0.6 million and $1.6 million, respectively. These amounts will be used to reduce future employer contributions and to pay administrative expenses.
Termination of the Plan
Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become nonforfeitable.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Interest income on notes receivable from participants of $1.7 million for 2012 is included in interest and dividend income. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and has reached a distributable event, the loan balance is reduced and a benefit payment is recorded.
Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.
The Plan invests in the Fidelity Managed Income Portfolio II ("Fidelity MIP II"), which consists primarily of fully benefit-responsive investment contracts. As required by GAAP, the Statements of Net Assets Available for Benefits present the fair value of the Fidelity MIP II and the adjustment from fair value to contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the Fidelity MIP II represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.
Payment of Benefits
Benefits are recorded when paid.
Adoption of New Accounting Pronouncement
In May 2011, Accounting Standards Update ("ASU") No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04") was issued. ASU 2011-04 amendments result in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between GAAP and International Financial Reporting Standards. This guidance became effective and was adopted by the Company on January 1, 2012. The Company's adoption did not have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

NOTE 3. TAX STATUS OF THE PLAN
The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated October 20, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting standards require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 4. INVESTMENTS
The fair value of investments representing 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011, are as follows ($ in millions):

	2012	2011
Danaher Corporation Stock Fund	$302.0	$277.6
Fidelity Freedom K 2020	134.9	118.4
Fidelity Institutional Money Market Fund	*	121.4
Fidelity Managed Income Portfolio II – Class 3 (at contract value) (a)	290.4	307.8
PIMCO Total Return Fund Institutional Class	250.2	202.3
Spartan 500 Index Fund Institutional Class	158.6	133.4

*	Less than 5% in period presented.
(a)	The fair value of the Plan’s investment in Fidelity Managed Income Portfolio II – Class 3 was $298.5 million and $315.5 million as of December 31, 2012 and 2011, respectively.

During the year ended December 31, 2012, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value as follows ($ in millions):

Net appreciation in fair value of:
Danaher Corporation Stock Fund	$50.6
Mutual funds	134.9
Common stock	20.4
$205.9

NOTE 5. FAIR VALUE MEASUREMENTS
Accounting standards establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy included in the accounting standards are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
• Quoted prices for similar assets or liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted prices that are observable for the asset or liability;
• Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2012 and 2011.
Money market funds: Valued at quoted prices in an active market, which represent the net asset value ("NAV") of shares held by the Plan at year end.
Mutual funds: Valued at quoted prices in an active market, which represent the NAV of shares held by the Plan at year end.
Danaher Corporation Stock Fund: Consists of shares of the Company’s stock and nominal cash balance and is valued based on the quoted market price of the Company’s common stock and the cost of short-term money market investments, which represents the NAV of share units held by the Plan at year end.
Common/collective trusts: Includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in fully benefit-responsive investment contracts (see Note 2). Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Common stock: Valued at the quoted closing price reported on the active market on which the individual securities are traded.
Other: Other consists of exchange traded funds, partnerships, and government and corporate bonds, which are valued at the quoted closing price reported on the active market on which the individual investments are traded.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value as of December 31, 2012 and 2011 ($ in millions):
December 31, 2012:

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash	$0.4	—	—	$0.4
Money market funds	127.3	—	—	127.3
Mutual funds:
Balanced funds	533.6	—	—	533.6
Commodities funds	0.2	—	—	0.2
Money market funds	7.1	—	—	7.1
International stock funds	189.1	—	—	189.1
Sector stock funds	0.2	—	—	0.2
Taxable bond funds	303.2	—	—	303.2
U.S. stock funds	649.7	—	—	649.7
Danaher Corporation Stock Fund	302.0	—	—	302.0
Common/collective trusts	—	$298.5	—	298.5
Common stock	134.3	—	—	134.3
Real estate investment trusts	0.3	—	—	0.3
Partnership unit trust funds & joint ventures	0.3	—	—	0.3
Other	3.3	—	—	3.3
	$2,251.0	$298.5	—	$2,549.5
December 31, 2011:

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash	$0.3	—	—	$0.3
Money market funds	122.2	—	—	122.2
Mutual funds:
Balanced funds	437.4	—	—	437.4
Commodities funds	0.2	—	—	0.2
Money market funds	3.9	—	—	3.9
International stock funds	161.5	—	—	161.5
Sector stock funds	0.1	—	—	0.1
Taxable bond funds	234.6	—	—	234.6
U.S. stock funds	574.0	—	—	574.0
Danaher Corporation Stock Fund	277.6	—	—	277.6
Common/collective trusts	—	$315.5	—	315.5
Common stock	109.5	—	—	109.5
Partnership unit trust funds & joint ventures	0.2	—	—	0.2
Other	1.2	—	—	1.2
	$1,922.7	$315.5	—	$2,238.2
For the years ended December 31, 2012 and 2011, there were no investments transferred between levels.

NOTE 6. PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are held in shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions. Additionally, as of December 31, 2012 and 2011, the Plan invested in 5.4 million and 5.8 million shares, respectively, of Danaher Corporation common stock as part of the Danaher Corporation Stock Fund. During the year ended December 31, 2012, the Plan received $702,796 of dividends on shares of Danaher Corporation common stock. Therefore, these transactions qualify as party-in-interest.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.
The participant loan balance shown in the accompanying financial statements includes loans with no post-default payments. A deemed distribution occurs when a participant loan goes into default but the participant is not eligible for a Plan distribution. The Form 5500 excludes the value of any outstanding loans that were deemed distributions in the current or prior years unless repayment was initiated. Therefore, the value of loans with no post-default payments represents a reconciling item.
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2012 and 2011, to the Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$2,582,361,203	$2,269,103,163
Less loans with no post-default payment activity that are deemed distributions	(742,120)	(515,677)
Plus adjustment from contract value to fair value for fully benefit-responsive investment contracts	8,094,969	7,664,930
Net assets available for benefits per the Form 5500	$2,589,714,052	$2,276,252,416

The following is a reconciliation of total additions and benefits paid to participants per the financial statements to total income and benefits paid in the Form 5500 for the year ended December 31, 2012:

Total additions per the financial statements	$495,700,723
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts as of December 31, 2012	8,094,969
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts as of December 31, 2011	(7,664,930)
Less interest payments on loans deemed distributed that have had no post-default payment activity	(319,853)
Total income per the Form 5500	$495,810,909

Benefits paid to participants per the financial statements	$229,593,670
Less loan defaults previously deemed distributed that reached a distributable event	(107,030)
Less corrective distributions	(38,495)
Benefits paid to participants per the Form 5500	$229,448,145

SUPPLEMENTAL SCHEDULES

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN EIN: 59-1995548, PLAN NO. 004 FORM 5500, SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2012

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan Check Here if Late Participant Loan Repayments are Included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$46,304	—	—	—	$46,304

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN EIN: 59-1995548, PLAN NO. 004 FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
Money Market Fund
*	Fidelity Institutional Money Market Fund	126,257,317	shares	**	$126,257,317
	JP Morgan U.S. Government Money Market Institutional Shares	879,076	shares	**	1,005,155
					127,262,472
Common/Collective Trust
*	Fidelity Managed Income Portfolio II – Class 3 (at FMV)	290,395,302	units	**	298,490,271
Unitized Stock Fund
*	Danaher Corporation Stock Fund	5,358,983	units	**	301,964,978
Registered Investment Companies
	American Beacon Small Cap Value Institutional Class	3,673,152	units	**	78,238,132
	American Funds The Growth Fund of America Class R6	2,495,626	units	**	85,699,781
	Dodge & Cox International Stock Fund	1,105,294	units	**	38,287,388
*	Fidelity® Diversified International Fund - Class K	3,190,642	units	**	95,368,288
*	Fidelity® Equity-Income Fund - Class K	2,267,489	units	**	106,662,681
*	Fidelity Freedom K® Income Fund	1,082,622	units	**	12,645,027
*	Fidelity Freedom K® 2005 Fund	1,495,760	units	**	18,891,446
*	Fidelity Freedom K® 2010 Fund	3,148,693	units	**	40,555,168
*	Fidelity Freedom K® 2015 Fund	4,233,406	units	**	54,864,948
*	Fidelity Freedom K® 2020 Fund	10,072,904	units	**	134,876,191
*	Fidelity Freedom K® 2025 Fund	5,247,524	units	**	71,261,381
*	Fidelity Freedom K® 2030 Fund	6,595,507	units	**	90,490,359
*	Fidelity Freedom K® 2035 Fund	2,362,468	units	**	32,767,424
*	Fidelity Freedom K® 2040 Fund	3,735,558	units	**	51,961,610
*	Fidelity Freedom K® 2045 Fund	1,079,209	units	**	15,206,056
*	Fidelity Freedom K® 2050 Fund	627,999	units	**	8,867,341
*	Fidelity Freedom K® 2055 Fund	89,484	units	**	890,367
*	Fidelity® Low-Priced Stock Fund - Class K	2,657,864	units	**	104,905,891
	Franklin Small-Mid Cap Growth Fund Class Advisor	3,133,376	units	**	110,545,501
	PIMCO Total Return Fund Institutional Class	22,264,120	units	**	250,248,709
*	Spartan® Extended Market Index Fund - Fidelity Advantage Class	102,212	units	**	4,079,265
*	Spartan® 500 Index Fund - Institutional Class	3,140,599	units	**	158,568,840
	Templeton World Fund Class Advisor	3,357,129	units	**	52,740,500
	Vanguard Total Bond Market Index Fund Institutional Shares	576,928	units	**	6,398,128
	Vanguard Total International Stock Index Fund Signal Shares	85,242	units	**	2,561,509
	Vanguard Inflation-Protected Securities Fund Institutional Shares	3,902,783	units	**	45,350,342
					1,672,932,273
Common Stock
	Accenture PLC	6,341	shares	**	421,564
	Akamai Technologies	1,922	shares	**	78,588

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN EIN: 59-1995548, PLAN NO. 004 FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2012 (CONTINUED)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Alexion Pharmaceutical	12,682	shares	**	1,189,382
	Allergan Inc.	11,337	shares	**	1,039,661
	Alliance Data Systems Corp	3,170	shares	**	458,840
	Altera Corporation	576	shares	**	19,848
	Amazon Com Inc.	22,386	shares	**	5,620,438
	American Express	24,019	shares	**	1,380,242
	American Tower Corp	39,391	shares	**	3,042,938
	Ameriprise Financial Inc.	4,804	shares	**	300,781
	Ametek Inc.	384	shares	**	14,434
	Amgen Inc.	1,633	shares	**	140,948
	Amphenol Corp	1,729	shares	**	111,860
	Anheuser-Busch Inbev	2,882	shares	**	251,873
	Apple Inc.	21,233	shares	**	11,314,680
	Autodesk Inc.	13,931	shares	**	492,329
	Baidu Inc.	16,813	shares	**	1,685,753
	Baxter International Inc.	8,070	shares	**	537,827
	Biogen Idec Inc.	12,682	shares	**	1,859,575
	Boeing Company	12,490	shares	**	940,985
	Broadcom Corp	46,789	shares	**	1,553,446
	C H Robinson Worldwide Inc.	96	shares	**	6,072
	Cameron International Corp	15,276	shares	**	862,256
	Cardinal Health Inc.	961	shares	**	39,554
	Carnival Corporation Paired Certificate	39,007	shares	**	1,433,897
	Celgene Corp	16,909	shares	**	1,330,749
	Cerner Corp	1,537	shares	**	119,317
	Chipotle Mexican Grill	2,402	shares	**	714,277
	Citigroup Inc.	384	shares	**	15,199
	Citrix Systems Inc.	192	shares	**	12,631
	Coach Inc.	6,245	shares	**	346,564
	Coca Cola Company	576	shares	**	20,891
	Cognizant Tech Solutions Corp	6,245	shares	**	462,314
	Concho Resources Inc.	3,363	shares	**	270,823
	Costco Wholesale Corp	1,729	shares	**	170,764
	Covidien PLC	5,668	shares	**	327,210
	CVS Caremark Corporation	9,127	shares	**	441,183
	Discovery Communications	20,080	shares	**	1,174,358
	Dollar Tree Inc.	3,363	shares	**	136,353
	eBay Inc.	48,614	shares	**	2,479,644
	Ecolab Inc.	13,643	shares	**	980,654
	Edwards Lifesciences Corporation	4,035	shares	**	363,756

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN EIN: 59-1995548, PLAN NO. 004 FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2012 (CONTINUED)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	EMC Corporation	55,435	shares	**	1,402,151
	EOG Resources Inc.	8,359	shares	**	1,009,366
	EQT Corporation	7,974	shares	**	470,199
	Expedia Inc.	2,210	shares	**	135,753
	Express Scripts Inc.	17,390	shares	**	938,795
	F5 Networks Inc.	96	shares	**	9,331
	Facebook Inc.	31,513	shares	**	838,964
	Fastenal Company	30,936	shares	**	1,444,036
	FedEx Corporation	17,101	shares	**	1,568,131
	Fiserv Inc.	5,188	shares	**	409,906
	FMC Technologies Inc.	4,516	shares	**	193,350
	Fossil Incorporated	14,219	shares	**	1,323,457
	Franklin Resources Inc.	17,390	shares	**	2,185,306
	Gilead Sciences Inc.	25,460	shares	**	1,869,546
	Goldman Sachs Group Inc.	2,402	shares	**	306,304
	Google Inc.	8,935	shares	**	6,336,568
	Green Mountain Coffee Roasters	2,306	shares	**	95,343
	Harley Davidson Inc.	13,835	shares	**	675,517
	Henry Schein Inc.	961	shares	**	77,282
	Home Depot Inc.	12,970	shares	**	801,995
	Honeywell International Inc.	15,468	shares	**	981,506
	Hunt J B Transport Services Inc.	3,074	shares	**	183,525
	IHS Inc.	6,245	shares	**	599,353
	IntercontinentalExchange Inc.	4,323	shares	**	535,139
	Intuit Inc.	5,957	shares	**	354,329
	Intuitive Surgical Inc.	144	shares	**	70,650
	Invesco Ltd	51,016	shares	**	1,330,660
	JP Morgan Chase & Co	4,708	shares	**	206,943
	Juniper Networks Inc.	24,691	shares	**	485,552
	Kansas City Southern	9,896	shares	**	825,882
	Las Vegas Sands Corp	27,670	shares	**	1,276,899
	Lennar Corporation	288	shares	**	11,143
	Liberty Interactive Corp	18,927	shares	**	372,383
	Limited Brands Inc.	13,258	shares	**	623,777
	LinkedIn Corp	5,284	shares	**	606,567
	M&T Bank Corp	288	shares	**	28,374
	Marriott International Inc.	15,756	shares	**	587,086
	Marsh & McLennan Co Inc.	6,917	shares	**	238,381
	MasterCard Inc.	8,070	shares	**	3,963,754
	McGraw Hill Companies	192	shares	**	10,502

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN EIN: 59-1995548, PLAN NO. 004 FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2012 (CONTINUED)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	McKesson Corp	21,040	shares	**	2,039,553
	Michael Kors Holdings Ltd	14,892	shares	**	759,724
	Monsanto Co	11,721	shares	**	1,109,121
	Monster Beverage Corp	5,957	shares	**	314,906
	Morgan Stanley	1,441	shares	**	27,547
	National Oilwell Varco Inc.	288	shares	**	19,695
	Nike Inc.	14,603	shares	**	753,341
	Northern Trust Corp	10,568	shares	**	529,967
	O'Reilly Automotive Inc.	10,280	shares	**	919,003
	Occidental Petroleum	96	shares	**	7,358
	Omnicom Group	5,476	shares	**	273,524
	Oracle Corp	288	shares	**	9,601
	Perrigo Company	288	shares	**	29,976
	Petsmart Inc.	961	shares	**	65,641
	Pioneer Natural Resources Co	7,302	shares	**	778,087
	Praxair Inc.	20,752	shares	**	2,270,742
	Precision Castparts Corp	12,586	shares	**	2,383,392
	Priceline Com Inc.	5,765	shares	**	3,579,984
	Prudential Financial Inc.	96	shares	**	5,122
	PVH Corp	11,049	shares	**	1,226,192
	Qualcomm Inc.	44,963	shares	**	2,787,892
	Ralph Lauren Corp	7,110	shares	**	1,065,589
	Range Resources Corp	8,166	shares	**	512,961
	Red Hat Inc.	12,778	shares	**	676,547
	Regeneron Pharmaceutical	4,131	shares	**	706,546
	Roper Industries Inc.	5,476	shares	**	610,338
	Ross Stores Inc.	5,092	shares	**	275,659
	Salesforce Com Inc.	9,031	shares	**	1,517,728
	Schlumberger Ltd	28,727	shares	**	1,989,941
	Sherwin-Williams Company	10,953	shares	**	1,684,287
	Starbucks Corporation	45,540	shares	**	2,441,201
	Starwood Hotels & Resorts Worldwide Inc.	24,307	shares	**	1,393,888
	State Street Corporation	5,957	shares	**	279,950
	Stryker Corp	7,110	shares	**	389,645
	TD Ameritrade Holding Corporation	11,145	shares	**	187,294
	Tencent Holdings Ltd	40,448	shares	**	1,299,065
	Thermo Fisher Scientific Inc.	14,027	shares	**	894,408
	Tiffany & Company	96	shares	**	5,508
	Tim Hortons Inc.	192	shares	**	9,448
	Trimble Navigation Ltd	480	shares	**	28,709

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN EIN: 59-1995548, PLAN NO. 004 FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2012 (CONTINUED)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Union Pacific Corp	19,888	shares	**	2,499,615
	United Continental Holdings Inc.	13,835	shares	**	323,374
	United Technologies	1,633	shares	**	133,910
	UnitedHealth Group Inc.	13,835	shares	**	750,206
	US Bancorp	18,639	shares	**	595,162
	Valeant Pharmaceuticals International	865	shares	**	51,668
	Verisk Analytics Inc.	288	shares	**	14,696
	Visa Inc.	13,258	shares	**	2,009,182
	W W Grainger Inc.	2,594	shares	**	524,817
	Disney (Walt) Co	16,333	shares	**	812,998
	Whole Foods Market Inc.	9,511	shares	**	868,454
	Wynn Resorts Ltd	96	shares	**	10,805
	Xilinx Inc.	12,874	shares	**	462,059
	Yum Brands Inc.	12,298	shares	**	816,350
	3M Company	2,690	shares	**	249,714
					125,530,253
Partnership Unit Trust Fund & Joint Ventures
	Breitburn Energy Partners LP	210	units	**	3,884
	Buckeye Partners LP	50	units	**	2,271
	Calumet Specialty Products Partners LP	723	units	**	21,965
	Capital Product Partners LP	150	units	**	987
	Cedar Fair LP	3	units	**	91
	Cheniere Energy Partners LP	300	units	**	6,378
	Copano Energy LLC (acquired by Kinder Morgan)	137	units	**	4,341
	CVR Partners LP	313	units	**	7,905
	Energy Transfer Partners LP	372	units	**	15,958
	Enterprise Products Partners LP	700	units	**	35,079
	Ferrell Gas Partners LP	1,800	units	**	30,330
	Genesis Energy LP	91	units	**	3,251
	Holly Energy Partners LP	156	units	**	10,255
	Kinder Morgan Energy Partners LP	512	units	**	40,870
	KKR Financial Holdings LLC	1,045	units	**	11,032
	Linn Energy LLC	440	units	**	15,517
	LRR Energy LP	500	units	**	8,595
	Markwest Energy Partners LP	400	units	**	20,404
	Natural Resource Partners LP	500	units	**	9,270
	Navios Maritime Partners LP	207	units	**	2,540
	Nustar Energy LP	69	units	**	2,931
	Pioneer Southwest Energy Partners LP	500	units	**	11,350
	Plains All American Pipeline LP	140	units	**	6,334

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN EIN: 59-1995548, PLAN NO. 004 FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2012 (CONTINUED)

(a) (b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
QR Energy LP	250	units	**	4,145
Rentech Nitrogen Partners LP	102	units	**	3,854
Teekay Lng Partners LP	279	units	**	10,558
Vanguard Natural Resources LLC	893	units	**	23,217
				313,312
Real Estate Investment Trust
American Capital Agency Corporation	1,624	units	**	46,930
American Capital Mortgage Investment Corp	152	units	**	3,583
American Tower	203	units	**	15,650
Annaly Mortgage Management Inc	3,782	units	**	53,105
Anworth Mortgage Asset Corporation	1,000	units	**	5,780
Armour Residential REIT Inc	5,177	units	**	33,495
Associated Estates Realty Corp	101	units	**	1,631
Capstead Mortgage Corporation	500	units	**	5,735
Chimera Investment Corporation	2,300	units	**	6,003
Coresite Realty Corporation	60	units	**	1,660
CYS Invesments Inc	200	units	**	2,365
Dynex Capital Inc	1,000	units	**	9,440
Hatteras Financial Corporation	500	units	**	12,405
Health Care REIT Inc.	6,000	units	**	5,759
Inland Real Estate Corp	1,020	units	**	8,549
MFA Financial Inc	1,000	units	**	8,110
New York Mortgage Trust Inc	1,660	units	**	10,491
Rayonier Inc	101	units	**	5,228
Senior Housing Properties Trust	300	units	**	7,092
Two Harbors Invesment Corp	100	units	**	1,108
Ventas Inc	103	units	**	6,665
				250,784
Self-Directed Brokerage Account
Brokeragelink	Combination of common stock, bonds, mutual funds, and ETFs			22,457,940
Participant Loans
Participant loans	Interest rates range from 2.15% to 11.5% with maturity at various dates		**	34,040,191
				$2,583,242,474

*	Denotes a party-in-interest to the Plan.
**	Historical cost not required to be presented as all investments are participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

Date: June 24, 2013	By:	/s/ R. L. King
R. L. King
Vice President – Benefits

EXHIBITS

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm